June 3, 2014

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Ms. Linda Cvrkel, Branch Chief

Re:    Huntington Ingalls Industries, Inc.
Form 10-K for the year ended December 31, 2013
Filed February 27, 2014
File No. 001-34910

Dear Ms. Cvrkel:

We are responding to the comment of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff, dated April 22, 2014, concerning the Huntington Ingalls Industries, Inc. (herein referred to as "HII", "we", or the "Company") Form 10-K for the year ended December 31, 2013, filed February 27, 2014, (the "2013 Form 10-K") and our response letter dated April 15, 2014. For your convenience, this letter sets forth in italics the Staff’s comment before our response to the comment.

Annual Report on Form 10-K for the year ended December 31, 2013
Financial Statements, page 62
Consolidated Statements of Cash Flows, page 67

1.
We note from your response to our prior comment number one that during the year ended December 31, 2013 you recorded $116 million reduction in operating income related to the COFD to disallow certain post-Katrina depreciation costs and other Katrina-related expenses, as well as providing direction on the apportionment of Katrina-related insurance recoveries. In this regard, please explain to us in greater detail how the amounts related to such post-Katrina depreciation costs and other Katrina-related expenses were accounted for within the financial statements prior to receipt of the COFD and the periods for which such costs and expenses were incurred. Cite the relevant authoritative guidance that you relied upon in determining the appropriate treatment. Please tell us where the amounts were accrued on your balance sheet prior to the COFD and the amount, if any, accrued as of December 31, 2013.

Response to Comment 1:

On March 31, 2011, Northrop Grumman Corporation (Northrop Grumman) completed the spin-off of HII from Northrop Grumman, following which we became an independent, publicly-owned company. Considering that Hurricane Katrina and much of the accounting for the event occurred before the spin-off, references to "HII" or the "Company" include, as the context requires, our predecessor business as a subsidiary of Northrop Grumman.

Ms. Linda Cvrkel
June 3, 2014

In order to facilitate clarity and comprehension of the Katrina related events and the resulting accounting treatment, we will first provide some background information on the Company’s insurance coverage in place at the time of Katrina, as well as the claim process and recovery of insurance proceeds. We will then discuss relevant government contracting regulations relating to the treatment of insurance premiums and recoveries, as well as the process the Company went through to attempt to reach resolution with the Government on the treatment of such costs and recoveries in the specific context of Katrina related events. We will next discuss the accounting treatment of the Katrina related costs and recoveries following applicable guidance under Generally Accepted Accounting Principles (GAAP).

INSURANCE COVERAGE, CLAIMS AND RECOVERIES

At the time of Hurricane Katrina in 2005, the Company had an "All-Risk" Property Insurance Program (the "Program") with over 40 insurance companies with an approximate $21 billion coverage limit and a $12 million deductible. The Program provided coverage for property damage and business interruption losses.

•	Property damage reimburses the replacement cost for repair or replacement of damaged assets.

•
Business interruption reimburses the time-element of actual costs following damage to property. Business interruption includes cost to expedite repairs, retention pay to workers temporarily displaced, and additional expenses to stay in business following damage to property.

•	Business interruption also reimburses the time-element of lost profit following damage to property.

The Program was arranged into two layers of coverage. The primary layer was provided by a syndicate of leading insurers to cover losses up to $500 million in excess of the deductible. The excess layer was provided by a single insurer, FM Global Insurance (FM Global), to cover losses above $500 million up to the policy limit of approximately $21 billion.

The final insurance claims amounted to $886 million, consisting of period clean-up and restoration costs ($216 million), replacement costs for capital assets destroyed during the storm ($283 million) and lost profits ($387 million).

After Hurricane Katrina, the Company engaged in the third quarter of 2005 in discussions with its insurers and started receiving proceeds from its first layer providers in the same year. During the second quarter of 2007, the Company reached a final agreement with all but one insurance provider in the primary layer (Munich Re) under which the insurers agreed to pay their policy limits, less approximately $2.5 million, which the Company provided as an incentive for early settlement of these claims. By 2008, the Company had collected $478 million in insurance proceeds. In 2011, the Company reached an agreement with Munich Re pursuant to which Munich Re agreed to pay the Company the remaining $19 million of the limit under its policy, which finalized recovery under the primary layer.

FM Global, the Company’s single insurer in the excess layer of coverage, denied coverage for what it claimed was "flood" damage subject to exclusion under the policy. After years of pursuing legal action against FM Global, the Company resolved its disagreement with FM Global in September of 2013 and received a payment of $180 million pursuant to a settlement agreement.

While the Company had several categories of damage (property, business interruption and lost profit), the insurers did not classify the proceed payments; the proceeds were undifferentiated.

U.S. GOVERNMENT CONTRACT ACCOUNTING CONSIDERATIONS

As a Government contractor, the Company is subject, through its Government contracts, to the Federal Acquisition Regulation (FAR) and the Cost Accounting Standards (CAS), among other statutes and regulations. The FAR governs such critical matters as how the Government selects, monitors, and pays its contractors and prescribes, in its Part 31 "cost principles", the categories of costs that are "allowable" and "unallowable" under Government contracts. FAR 31.205-19(e) provides that costs of insurance

Ms. Linda Cvrkel
June 3, 2014

maintained by a contractor in connection with the general conduct of its business are allowable, subject to certain limitations, one of which is that the portion of the cost of business interruption insurance that is attributable to "coverage of profit" (i.e., lost profit) is unallowable. Consequently, per FAR 31.205-19(e), premiums for the Company's coverage under the "All-Risk" Program discussed above are treated as allowable costs for Government contract purposes, except that premiums associated with lost profit coverage are not charged to Government contracts.

Under FAR 31.201-5, "the applicable portion of any income, rebate, allowance or other credit relating to any allowable cost and received by or accruing to the contractor shall be credited to the Government either as a cost reduction or cash refund." The Government is only entitled to a credit, however, to the extent the refund or rebate is properly allocable to costs for which the contractor has been reimbursed by the Government. Accordingly, since property insurance premiums are charged to the Government as contract costs, under FAR, insurance proceeds attributable to that coverage should be credited back to the Government. Likewise, because business interruption insurance premiums for lost profit are not charged to the Government as contract costs, the Government is not entitled to a credit for any of the insurance proceeds attributable to lost profit coverage. This difference in allowability required the Company to distinguish lost profit insurance proceeds from all other insurance proceeds.

The FAR does not stipulate a method by which the insurance proceeds received in connection with property damage from extraordinary events such as Hurricane Katrina should be credited back to the Government. Further, CAS409-50(j) states that gains and losses from mass dispositions shall be considered on a case by case basis. Therefore, the methods by which insurance proceeds can be credited back to the Government vary.

To properly account for the difference in Government entitlement to the insurance proceeds, the Company developed a methodology to estimate the classification of insurance proceeds attributable to either property damage/business interruption or lost profit. These estimates, which are discussed in further detail below, were necessary to perform percentage of completion accounting and to conform to Government requirements concerning accurate cost and revenue reporting for contracts. For revenue recognition purposes, the Company principally recognizes revenue using the input measure of percentage of completion accounting described in Accounting Standard Codification (ASC) 605-35, Revenue Recognition - Construction-Type and Production.

While estimating the source of insurance proceeds may be non-routine, the Company did not believe these estimates were inconsistent with other estimates performed in the day to day operations of the business. This view is supported by the AICPA Audits of Federal Government Contractors guide, section 3.31 related to contract cost estimates, which stated:

"The task of estimating total costs to be incurred in the completion of a contract requires evaluation of all available data and is affected by many factors including, but not limited to, the following:

•	Current actual costs of contract performance;

•	Changes in cost of materials not covered by firm purchase orders to be purchased in the future;

•	Changes in cost of labor, including fringe benefits, that may be experienced in the future;

•	Changes in indirect costs, such as manufacturing and engineering overhead and general and administrative expenses;

•	Advance agreements and cost-sharing arrangements with the government;

•	Production efficiencies, in other words, the effects of the learning curve;

•	Fluctuations in the total production activity and the resulting effect on allocation bases for the various indirect costs;

•	Specific contract provisions, such as performance requirements, warranties, and damages;

•	Changes in the cost of subcontracts;

•	Technical problems encountered in performing the contract;

•	Contract changes."

Ms. Linda Cvrkel
June 3, 2014

For the purposes of Government accounting, the Company believed that the asset impairments and the clean-up and restoration costs would be treated as an allowable cost under its existing contracts. Offsetting these allowable costs, however, would be the initial insurance proceeds reimbursing the Company for these expenses, since the Government has rights to these insurance proceeds. Because the total of the asset impairment charges and clean-up and restoration costs, and the related insurance recoveries, netted to zero and would have had no impact on the total amounts charged to the Government, the Company excluded these amounts from its allowable cost structure.

Due to the extraordinary nature of Hurricane Katrina and consistent with the guidance related to mass dispositions under CAS409-50(j), the Company attempted to execute with the Government an Advance Agreement (the "Draft Agreement") addressing costs incurred and insurance recoveries related to Hurricane Katrina. Under the terms of the Draft Agreement, insurance proceeds received were to be allocated first to offset the clean-up and restoration costs. The remainder of the proceeds was then to be allocated to capital assets, including amounts to offset the impairment charges of the destroyed assets, and lost profit, proportionally to the amounts included in the adjusted claims. Additionally, capital expenditures incurred to replace damaged assets were to become part of the Company’s asset cost base with related allowable depreciation expenses to be allocated to the Company’s contracts.

Between March of 2006 and May of 2008, the Draft Agreement was subject to extensive discussions between the Company and the Government, as well as a review by the Defense Contract Audit Agency (DCAA) for compliance with FAR. The Company proposed in June of 2009 a revised document addressing comments from the DCAA. DCAA concluded in a September 3, 2009, opinion that the second proposed Draft Agreement was fully compliant with FAR. At that time, the Company and senior procurement officials with both the U.S. Navy and U.S. Coast Guard verbally agreed to the second proposed Draft Agreement, and therefore the Company allocated insurance proceeds and considered depreciation expense related to replacement assets as allowable costs under its contracts with the Government pursuant to the terms of the Draft Agreement. The Company made many attempts to finalize and execute the Draft Agreement, however ultimately, the local U.S. Navy Supervisor of Shipbuilding, who had final authority over this matter, elected to not execute the Draft Agreement.

In February of 2013, as the statute of limitations was approaching and in order to protect the Company’s legal entitlement, the Company submitted a certified claim requesting a final decision on the allowability and allocability of certain post-Katrina depreciation and other Katrina-related expenses and on the apportionment of insurance proceeds. In October of 2013, after the Company had settled its insurance claim with FM Global, the Company received a Contracting Officer's Final Decision (COFD), which conflicted with the Draft Agreement terms and directed that (i) insurance proceeds received by the contractor are property of the contractor and how they are apportioned to cover contractor losses is a matter within the contractor’s discretion, and (ii) depreciation costs related to replacement assets are only allowable to the extent of the book value of the replaced assets at the time of Hurricane Katrina.

Ms. Linda Cvrkel
June 3, 2014

ACCOUNTING FOR KATRINA RELATED MATTERS

The following table summarizes the financial impact of Hurricane Katrina related matters:

($ in millions)	Insurance Proceeds(1)	Deducible(2)	Clean-up and Restoration Costs	Asset Write-offs / Impairments	Insurance Gain	Insurance Receivable (Liability)
2005	$127	$12	$101	$61	$—	$(23)
2006	217	—	100	37	—	57
2007	122	—	77	—	62	31
2008	12	(12)	46	—	—	(15)
2009	—	—	4	—	—	(19)
2010	—	—	—	—	—	(19)
2011	19	—	—	—	—	—
2012	—	—	—	—	—	—
2013	180	—	—	—	180	—
	$677	$—	$328	$98	$242	$—

(1)
Insurance proceeds received by the Company ($677 million) included approximately $9 million related to recovery of damages incurred by other sectors of Northrop Grumman. The proceeds related to the Shipbuilding sector (i.e., $668 million) were recorded against clean-up and restoration costs ($328 million), asset write-offs and impairments ($98 million), and as a gain ($242 million).

(2)	The Company was able to recover the $12 million deductible included in its insurance Program as an allowable expense under its contracts with the Government.

Accounting for asset write-offs and impairments, and clean-up and restoration costs

The Company's accounting associated with Katrina consisted of expensing asset write-offs and impairments (2005 and 2006) and clean-up and restoration costs incurred (2005 through 2009).

The Company concluded that expensing clean-up and restoration costs as incurred was appropriate since the nature of these expenditures (i.e., the future estimated clean-up and restoration costs) did not meet the definition of a liability as of the end of the third quarter of 2005. Specifically, the Company considered the guidance in paragraph 12 of Emerging Issues Task Force (EITF) 01-10 (not codified in the Accounting Standard Codification (ASC)), which states, in part:

"... the costs of restoring a facility (whether capitalizable or not) to a condition suitable for occupancy should be recognized as the restoration efforts occur. Thus, the fact that an entity intends to incur costs as a result of the September ll events (or may even be compelled to incur those costs to stay in business) does not necessarily mean that those costs should be immediately recognized as a liability..."

Next, the Company offset the recorded expense through the establishment of an insurance receivable for the same amount of the recorded expense (i.e., debit insurance receivable and credit previously recorded asset write offs and impairments and clean-up and restoration expense) in the same period (2005).

In other words, the statement of operations did not reflect any gain or loss associated with the asset write-offs and impairments or clean-up and restoration costs. Establishment of an insurance receivable was supported by paragraph 16 of EITF 01-10, which states, in part:

Ms. Linda Cvrkel
June 3, 2014

"With respect to the timing of recognition of ... insurance recoveries, the Task Force reached a consensus that entities should follow the guidance in paragraph 3 of Interpretation 30 (for recoveries in connection with property and casualty losses) ... That guidance generally requires that an asset relating to the insurance recovery should be recognized only when realization of the claim for recovery of a loss recognized in the financial statements is deemed probable."

Recovery of the incurred asset write-offs and impairments as well as clean-up and restoration costs through insurance was deemed probable. The losses were directly related to Hurricane Katrina, a natural disaster and the type of event covered by insurance. In prior years, the Company had experienced damage from other hurricanes and weather events, and the Company had success in obtaining recovery from its insurers for covered damages. Based on its prior experience with insurance claims, the Company had a well-defined process for developing, analyzing and preparing its claims for insurance recovery. The Company completed its analysis of the application of insurance coverage from the primary layer in the third quarter of 2005, which included the following considerations:

•	Did the Company have insurance coverage?

•	Were the specific losses insured?

•	Would there be disputes with the insurers over the cause and extent of the damage?

•	What is the financial viability of the insurance company?

As a result of the analysis, and for the purposes of GAAP accounting, the Company determined that the recovery of at least $500 million in insurance coverage was probable. This assessment of probability of recovery on the primary layer was based upon the following factors:

•	The Company had estimated (and was in the process of preparing) total insurance claims in excess of $500 million.

•
The Company had initial discussions with insurance representatives for the first $500 million of insurance coverage and received indication that the proposed claims were valid under the issued policies.

•	The Company began receiving prompt insurance payments after submitting claim amounts.

•	Some insurance providers promptly recognized the claim and provided payments in advance of expenditures for their portion of insurance coverage.

Due to the complexity of the excess insurance layer (above $500 million), the Company could not conclude that recovery was probable and, therefore, no amount was recorded as a receivable for the excess insurance layer.

As insurance proceeds were received, they were applied to the insurance receivable until the receivable was reduced to zero (2006).

Insurance proceeds received on the primary insurance layer were matched to asset write-offs and impairments and clean-up and restoration costs incurred. As noted above, the Company determined that these costs were allowable under the Government contracts, in addition to the Government having rights to a portion of the remaining insurance proceeds. Therefore, these amounts effectively offset each other for the purposes of attributing costs and insurance proceeds to the Government.

Insurance proceeds received in excess of the established insurance receivable were initially deferred as a liability (2006 and 2007).

In reaching this conclusion, the Company considered the guidance of Financial Accounting Standards Board Interpretation No. 30 (FIN 30) (now codified as ASC-605-40-25-3), paragraph 2, which states, in part:

"Involuntary conversions of nonmonetary assets to monetary assets are monetary transactions for which gain or loss shall be recognized even though an enterprise reinvests or is obligated to reinvest the monetary assets in replacement nonmonetary assets."

Ms. Linda Cvrkel
June 3, 2014

The guidance in FIN 30 would suggest that cash received in excess of the established insurance receivable would be recorded as income rather than a liability. However, the Company reached its conclusion at the time based upon the following factors:

•	A portion of the cash received in excess of the established insurance receivable had been earmarked for clean-up and restoration costs to be incurred.

•
Total insurance proceeds received representing firm agreements with the insurance companies had not exceeded the expected total asset write-offs and impairments and clean-up and restoration costs incurred.

•
The remaining proceeds received (i.e., total cash received in excess of the established insurance receivable, less cash "earmarked" for additional clean-up and restoration costs) represented an accumulation of business interruption proceeds (including lost profit) and capital asset replacement funds. These funds, however, were not discretely identified to business interruption (including lost profit) or asset replacement. Because the Company was obligated to credit asset replacement funds to the Government but was unable to segregate insurance recoveries between lost profit recovery and other recovery and had not reached at that time an agreement with the Government on how to allocate the insurance proceeds, a liability for the amount of proceeds was recorded as they were received, until the necessary contingencies would be resolved.

The guidance of FIN 30 suggested that the Company would recognize a gain on the receipt of proceeds in excess of the established insurance receivable. This accounting would have resulted in a gain being recognized rather than a liability being established (i.e., the credit is recorded in the income statement rather than the liability side of the balance sheet). However, following the guidance of FIN 30 would have ignored the fact that an unspecified portion of the proceeds was related to recovery of lost profit, for which all contingencies with the insurers on receipt of those proceeds should be resolved prior to recognition. Ultimately, the Company established a liability since we believe the guidance in FIN 30 did not contemplate a fact pattern in which the entity entitled to insurance proceeds would be obligated to remit those proceeds to another party (i.e., the Government). The economics of establishing a liability and deferring any gain was consistent with the benefits and obligations the Company had with respect to insurance proceeds (i.e., the Company does not "gain" from the involuntary conversion of its nonmonetary assets since it is obligated to pay a portion of the monetary proceeds to another party).

Accounting for Lost Profit

During the third quarter of 2005, when management initially assessed the impact of Katrina, the Company recorded a pre-tax adjustment to reduce the margin on its contracts in process by $150 million to recognize the effects of contract cost growth due to hurricane-related delay and disruption costs. This amount was disclosed in the Form 10-K for the Company’s predecessor in interest for the year ended December 31, 2005 (i.e., Northrop Grumman’s Form 10-K). The Company continued to experience lower margin on the affected contracts in the periods following Hurricane Katrina and estimates that it experienced reduced margin on such contracts in a cumulative amount in excess of $300 million.

During the second quarter of 2007, the Company exhausted the primary policy limits ($500 million) by reaching an agreement with all except one insurer, Munich Re. By that time, the Company had received approximately $466 million in insurance proceeds. No receivable was established for the unpaid amounts from Munich Re since cumulative impairments and clean-up and restoration costs incurred to date had not exceeded the collections of $466 million and all contingencies associated with future insurance proceeds from Munich Re had not been resolved. By executing the agreement with the selected insurers, the Company considered that all contingencies related to the agreeing insurers' policies had been resolved. This position was supported by the fact that the final agreement eliminated any further activity associated with validating the amount of the insurance claim for the selected insurers in the primary layer. In addition, the agreement did not include any "clawback" conditions that would allow the insurance companies to be entitled to the return of these insurance proceeds. Accordingly, the Company

Ms. Linda Cvrkel
June 3, 2014

determined that the agreement and payment of insurance proceeds constituted an appropriate event to recognize lost profit amounts as a gain. This accounting conclusion was further supported by paragraph 16 of EITF 01-10, which states, in part:

"... under the requirements of paragraph 17 of FAS 5, a gain (that is, a recovery of a loss not yet recognized in the financial statements or an amount recovered in excess of a loss recognized in the financial statements) should not be recognized until any contingencies relating to the insurance claim have been resolved..."

Paragraph 149 of SOP 96-l (now codified as ASC-410-30-45-4) states that:

"Credits arising from recoveries of environmental losses from other parties should be reflected in the same income statement line."

Based on the above, the Company believed a portion of the recovery should be recorded as a component of operating margin in the same income statement line where the losses were originally recorded, as a reduction of Cost of Product Sales.

Allocating proceeds first to asset impairments and write-offs and clean-up and restoration costs incurred to date, the Company determined that $62.0 million of the insurance proceeds received were related to lost profit and recorded such amount accordingly during the second quarter of 2007.

Accounting from 2008 through 2013

The Company incurred additional period clean-up and restoration costs. The Company allocated clean-up and restoration costs, depreciation expense on replacement assets and the additional insurance proceeds received during that period ($12 million in 2008 and $19 million from Munich Re in 2011 finalizing recovery of the primary layer), to its contracts with the Government in accordance with the Draft Agreement and consistent with the treatment of costs incurred prior to 2008. The Company’s basis for determining these costs were probable of recovery from the Government had not changed from its original interpretation of FAR; however, it was now also supported by an opinion from the DCAA dated September 3, 2009, which concluded that the treatment of costs and insurance proceeds in the Draft Agreement were in accordance with FAR. During this period, the Company continued to disclose the nature of its accounting for these costs, including its obligation to return any insurance recoveries in excess of the net book value of destroyed assets to the Government (for example, in Note 15 to the December 31, 2012, Form 10-K). Also during that period, the Company was pursuing recovery of losses above $500 million from its excess layer insurance provider, FM Global. No additional gain for lost profit was recorded until the third quarter of 2013, when the dispute with FM Global was resolved as described below.

In September of 2013, the Company resolved its disagreement with FM Global and received a payment of $180 million pursuant to a settlement agreement. As mentioned in our prior response letter, this amount was recorded as a gain in operating income since no insurance receivable was recorded on the Company’s consolidated financial statements.

The COFD received by the Company in October of 2013 prescribed a treatment for the allocation of insurance proceeds and credits back to the Government, as well as post-Katrina costs, that was inconsistent with the Company’s expectations and the Draft Agreement, which was determined to be fully compliant with FAR by the DCAA, as stated in its September 3, 2009, opinion. As a result of this event, the Company recorded in 2013 a $116 million reduction to operating income to reflect the amounts to be credited back to the Government.

While the accounting treatment of Hurricane Katrina costs and related insurance recoveries in the context of government contract accounting is complex and non-routine, the Company believes its estimates used to perform percentage of completion accounting under its Government contracts were reasonable and

Ms. Linda Cvrkel
June 3, 2014

based on the best information available at the time to estimate allowable and unallowable costs. Such allowable costs were included in unbilled accounts receivable prior to receipt of the COFD. The COFD provided the Company with new information that contradicted the information it had previously received from the Government, including the DCAA audit that indicated the Company’s interpretation of the FAR rules was correct. Therefore, the Company revised its estimates of allowable costs to be recovered from the Government.

Recording this adjustment involved the Company re-characterizing costs and insurance proceeds that were previously deemed allowable to unallowable and recalculating contract revenue and profitability based upon these changes in assumptions. As a result of recording this adjustment, the Company’s accounts receivable, unbilled accounts receivable, or other contract work in process balances as of December 31, 2013, did not include any additional Katrina related amounts that would be subject to disallowances.

Ms. Linda Cvrkel
June 3, 2014

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* * *

In addition, we hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I can be of any assistance in explaining these responses, please contact me at (757)380-7600.

Very truly yours,

/s/ Barbara A. Niland
Barbara A. Niland
Corporate Vice President, Business Management and Chief Financial Officer

cc:    Ms. Heather Clark (Securities and Exchange Commission)
Ms. Jean Yu (Securities and Exchange Commission)
Mr. Bruce Hawthorne (Huntington Ingalls Industries, Inc.)
Mr. Mike Morton (Deloitte & Touche LLP)
Ms. Debra Warner (Deloitte & Touche LLP)